UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 5

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ZOOMCAR HOLDINGS, INC.

(Name of Subject Company and Filing Person (Issuer))

Common Stock Purchase Warrants

2026 Common Stock Purchase Warrants

Series A Common Stock Purchase Warrants

Series B Common Stock Purchase Warrants

Pre-Funded Warrants to Purchase Common Stock

Bridge Placement Agent Common Stock Purchase Warrants

Placement Agent Common Stock Purchase Warrants

Series A Placement Agent Warrants

N/A
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Deepankar Tiwari

Anjaneya Techno Park, No.147, 1st Floor
Kodihalli, Bangalore, India 560008

+91 8048821871

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Morris C. Zarif, Esq.

Zarif Law Group P.C.

808 Springwood Avenue, Suite 110

Asbury Park, NJ 07711

(732) 755-0146

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

(Amendment No. 5)

This Amendment No. 5 (this “Amendment”) amends and restates in its entirety the Tender Offer Statement on Schedule TO (as amended by Amendment No. 1 filed on January 27, 2026, Amendment No. 2 filed on February 2, 2026, Amendment No. 3 filed on March 2, 2026, and Amendment No. 4 filed on March 18, 2026, collectively, the “Schedule TO”), initially filed with the Securities and Exchange Commission (the “SEC” or “Commission”) on January 23, 2026, by Zoomcar Holdings, Inc., a Delaware corporation (the “Company,” “Zoomcar,” “we,” “us,” or “our”).

This Amendment No. 5 is being filed: (i)to extend the Expiration Date of the Offer to Exchange by twenty six (26) additional days, such that the Offer to Exchange will now expire at 5:00 p.m., Eastern Time, on May 11, 2026, unless further extended by the Company, (ii) to update the capitalization table disclosing the Company’s current capitalization table and a pro-forma capitalization table to reflect the impact of the Offer to Exchange on a fully diluted basis, (iii) update the number of Common Warrants (defined below), and (iv) to amend and restate the Offer to Exchange attached hereto as Exhibit (a)(1)(A).

This Schedule TO relates to the offer by the Company to all eligible holders of (i) the Company’s outstanding common stock purchase warrants issued to certain investors prior to the consummation of the Company’s business combination (the “Common Warrants”), (ii) the Company’s outstanding Series A common stock purchase warrants (the “Series A Warrants”), (iii) the Company’s outstanding Series B common stock purchase warrants (the “Series B Warrants”), (iv) the Company’s outstanding pre-funded warrants to purchase shares of the Company’s common stock (the “Pre-Funded Warrants”), (v) the Company’s Bridge Placement Agent common stock purchase warrants (the “Bridge Placement Agent Warrants”) issued in connection with the Company’s private placement entered into on June 18, 2024 and consummated on June 20, 2024, (vi) the Company’s Placement Agent common stock purchase warrants issued in connection with the Company’s private placement entered into on November 5, 2024 and consummated on November 7, 2024 (the “Placement Agent Warrants”), (vii) the Company’s Series A Placement Agent warrants issued in connection with the same November 7, 2024 private placement (the “Series A Placement Agent Warrants”), and (viii) the 2026 Common Warrants, and together with the Common Warrants, the Series A Warrants, the Series B Warrants, the Bridge Placement Agent Warrants, the Placement Agent Warrants, and the Series A Placement Agent Warrants, the “Existing Warrants”), to exchange the Existing Warrants for shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), upon the terms and subject to the conditions set forth in the Company’s offer to exchange, dated January 23, 2026, as amended and restated herein (the “Offer to Exchange”), and the related letter(s) of transmittal and consent, notice(s) of withdrawal, and other offer materials (together with the Offer to Exchange, as amended or supplemented from time to time, the “Offer Materials”), each of which are filed as exhibits to this Schedule TO.

Under the Offer to Exchange, subject to the terms and conditions described in the Offer Materials, the Company is offering to eligible holders: (1) for each one (1) Common Warrant tendered and accepted for exchange, twenty thousand (20,000) shares of Common Stock; (2) for each one (1) Series A Warrant tendered and accepted for exchange, ten (10) shares of Common Stock; (3) for each one (1)Series B Warrant tendered and accepted for exchange, ten (10) shares of Common Stock; (4) for each one (1) Pre-Funded Warrant tendered and accepted for exchange, ten (10) shares of Common Stock; (5) for each one (1) Bridge Placement Agent Warrants tendered and accepted for exchange, ten (10) shares of Common Stock; (6) for each one (1) Placement Agent Warrant tendered and accepted for exchange, ten (10) shares of Common Stock; (7) for each one (1) Series A Placement Agent Warrant tendered and accepted for exchange, ten (10) shares of Common Stock; and (8) for each one (1) 2026 Common Warrant tendered and accepted for exchange, twenty thousand (20,000) shares of Common Stock (each, an “Exchange Ratio,” and collectively, the “Exchange Ratios”).

Participants whose Existing Warrants are tendered and accepted for exchange will be required, as a condition to receiving shares of Common Stock in the Offer to Exchange, to execute and deliver a lock-up agreement in favor of the Company (the “Lock-Up Agreement”) pursuant to which 50% of the shares of Common Stock issued to such participant in the Offer to Exchange will be subject to transfer restrictions until the date that is twelve (12) months after the Expiration Date (as it may be extended) and the remaining 50% of such shares will be subject to transfer restrictions until the date that is eighteen (18) months after the Expiration Date (as it may be extended).

In addition, concurrently with the Offer to Exchange, the Company may solicit consents from holders of certain classes of Existing Warrants to amend the governing warrant instruments and related agreements to facilitate the Offer to Exchange and/or the post-offer treatment of any Existing Warrants that remain outstanding (the “Warrant Amendments”). The Series A Warrants and Series B Warrants may be amended as a class with the consent of holders of a majority in interest of such warrant. The scope, terms, and applicable approval thresholds for any Warrant Amendments will be described in the Offer Materials.

The Company intends to issue the shares of Common Stock offered in the Offer to Exchange in reliance on the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”),  and the Company is not filing a registration statement on Form S-4 or otherwise registering the issuance of such shares in connection with the Offer to Exchange. The Offer to Exchange is conditioned upon, among other things, the adoption by the Company’s stockholders of an amendment to the Company’s Amended and Restated Certificate of Incorporation to increase the number of authorized shares of Common Stock (the “Authorized Share Increase”) and the filing and effectiveness of such amendment with the Secretary of State of the State of Delaware. The Company expects to seek such stockholder approval in connection with the Company’s annual meeting of stockholders and related proxy solicitation.

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Information set forth in the Offer Materials is incorporated by reference in response to Items 1 through 13 of this Schedule TO, except to the extent that information is specifically provided herein.

The Schedule TO is hereby amended and restated, as follows:

Item 1. Summary Term Sheet.

The information set forth under the heading “Summary” in the Offer to Exchange is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name of the subject company and the filing person is Zoomcar Holdings, Inc., a Delaware corporation. Its principal executive offices are located at Anjaneya Techno Park, No.147, 1st Floor, Kodihalli, Bangalore, India 560008. The Company’s telephone number is +91 8048821871.

(b) Securities. The subject securities of this Offer to Exchange are the Existing Warrants described above. There is no trading market for the Existing Warrants. The Existing Warrants were privately issued and are not deposited with The Depository Trust Company. As of April 14, 2026, there were an aggregate of 19,180 Common Warrants, 3,312,437 Series A Warrants, 781,122 Series B Warrants, 5,306,013 Pre-Funded Warrants, 5,297 Bridge Placement Agent Warrants, 53,447 Placement Agent Warrants, 106,893 Series A Placement Agent Warrants, and 939 2026 Common Warrants, outstanding and eligible to participate in the Offer to Exchange. Assuming all eligible Existing Warrants are tendered and accepted for exchange, the Company would issue an aggregate of up to 498,032,089 shares of Common Stock. The number of shares of Common Stock issuable in the Offer to Exchange is subject to the Company having a sufficient number of authorized and unissued shares of Common Stock available for issuance, including as a result of the Authorized Share Increase.

The capitalization of the Company consists of (i) 250,000,000 shares of Common Stock, $0.0001 par value per share, of which approximately 7,151,343 shares are issued and outstanding as of April 14, 2026, and (ii) 10,000,000 shares of Preferred Stock, $0.0001 par value per share, none of which are issued or outstanding. The following table sets forth the fully diluted capitalization of the Company on an actual basis and on a pro-forma basis assuming 100% participation in the Offer to Exchange, in each case as of April 14, 2026:

Capitalization Table	Actual	Pro-Forma Assuming 100% Participation in the Tender Offer*
Common Stock	7,151,343	505,183,436
Pre-Funded Warrants	5,306,013	0
Warrants (WAEP: $36.25)	4,279,315	0
Options (WAEP: $11,460.00)	16	16
RSUs	5,050,873	5,050,873
Fully Diluted Shares Outstanding	21,787,560	510,234,325

Convertible Notes Totaling Approximately $5,285,171 Convertible upon Election of the Note Holder

Convertible Notes Totaling Approximately $1,072,336 Convertible upon an Event of Default

*	Includes the effects of the Tender Offer.

(c) Trading Market and Price. The Common Stock is quoted/traded on the OTCQB under the symbol “ZCAR” The information set forth in the Offer to Exchange under “Price Range of Common Stock” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. The Company is the subject company and the filing person. The address and telephone number of the Company are set forth under Item 2(a) above.

The names of the executive officers and directors of the Company who are persons specified in Instruction C to Schedule TO are set forth below. The business address for each such person is: Anjaneya Techno Park, No.147, 1st Floor Kodihalli, Bangalore, India 560008 and the business telephone number for each such person is +91 8048821871.

Name	Position
Uri Levine	Director
Mohan Ananda	Director
Evelyn D’An	Director
Swatick Majumdar	Director
John Clarke	Director
Deepankar Tiwari	Chief Executive Officer
Sachin Gupta	Chief Financial Officer
Shachi Singh	Chief Legal Officer & General Counsel

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Exchange is incorporated herein by reference. As a condition to the issuance of shares of Common Stock in the Offer to Exchange, each eligible holder whose Existing Warrants are tendered and accepted for exchange will be required to execute and deliver a Lock-Up Agreement pursuant to which: (i) 50% of the shares of Common Stock issued to such holder in the Offer to Exchange will not be sold, transferred, pledged, hedged, or otherwise disposed of until the date that is twelve (12) months after the Expiration Date (as it may be extended), and (ii) the remaining 50% of such shares will not be sold, transferred, pledged, hedged, or otherwise disposed of until the date that is eighteen (18) months after the Expiration Date (as it may be extended), in each case subject to customary exceptions set forth in the Lock-Up Agreement. The Company expects that shares issued in the Offer to Exchange will bear an appropriate restrictive legend reflecting the Lock-Up Agreement and the Company may provide stop-transfer instructions to its transfer agent to enforce such restrictions.

The Offer to Exchange commenced on January 23, 2026 and will expire at 5:00 p.m., Eastern Time, on May 11, 2026, unless extended by the Company (the “Expiration Date”). Eligible holders may withdraw tendered Existing Warrants at any time prior to the Expiration Date, and as otherwise permitted under applicable law, as described in the Offer Materials. The Offer to Exchange is subject to the satisfaction (or, where applicable, waiver) of the conditions described in the Offer Materials, including the Authorized Share Increase. The Company will not accept for exchange, or issue any shares of Common Stock in exchange for, any Existing Warrants tendered pursuant to the Offer to Exchange unless and until the Authorized Share Increase has been approved by the Company’s stockholders and has become effective.

The Company reserves the right, subject to applicable law, to extend the Offer to Exchange, to amend the terms of the Offer to Exchange, or to terminate the Offer to Exchange, as described in the Offer Materials.

(b) Purchases. The information set forth in the Offer to Exchange under the section titled “Interests of Directors and Executive Officers” is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Arrangements.

(a) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under the section titled “Transactions and Agreements Concerning the Company’s Securities” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Exchange under the section titled “Background and Purpose of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. To the extent the Company acquires Existing Warrants in the Offer to Exchange, the Company expects to cancel and retire such Existing Warrants.

(c) Plans. Except as described in the Offer Materials, including with respect to the Authorized Share Increase and the related stockholder meeting and proxy solicitation, neither the Company nor, to the Company’s knowledge, any of its directors or executive officers has any plans, proposals, or negotiations that relate to or would result in any of the transactions described in Items 1006(c)(1)-(10) of Regulation M-A.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. No funds will be paid by the Company to holders tendering Existing Warrants in connection with the Offer to Exchange. The consideration for the Offer to Exchange consists solely of shares of Common Stock. The Company will use cash on hand to pay the fees and expenses incurred in connection with the Offer to Exchange.

(b) Conditions. Not applicable because there is no financing condition.

(c) Borrowed Funds. Not applicable because no funds are being borrowed for the Offer to Exchange.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Exchange under the section titled “Interests of Directors and Executive Officers” is incorporated herein by reference.

(b) Securities Transactions. Except as disclosed in the Offer Materials, neither the Company nor, to the Company’s knowledge, any of its directors, executive officers, or affiliates has engaged in any transactions in the Warrants during the past sixty (60) days.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The Company has not retained any dealer manager or solicitation agent for the Offer to Exchange. The Company may retain an information agent and/or exchange agent to assist with the administration of the Offer to Exchange, as described in the Offer Materials. The Company’s directors and executive officers are not making any recommendation as to whether holders should tender Existing Warrants.

Item 10. Financial Statements.

(a) Financial Information. Below is a summary of our consolidated financial information. The following summary should be read in conjunction with our consolidated financial statements and related notes thereto and management’s discussion and analysis of financial condition and results of operations in our Annual Report on Form 10-K for the fiscal year ended March 31, 2025, filed with the SEC on June 30, 2025, as well as our most recently filed unaudited interim financial statements included in our Quarterly Report on Form 10-Q filed with the SEC on February 17, 2026, for the quarter ended December 31, 2025, each of which is incorporated herein by reference. The condensed balance sheet data as of December 31, 2025 and March 31, 2025 and the consolidated statements of operations data for the three and nine months ended December 31, 2025 and 2024 were derived from our unaudited interim financial statements included in such Quarterly Report on Form 10-Q. Our interim results are not necessarily indicative of results for the full fiscal year, and our historical results are not necessarily indicative of the results to be expected in any future period.

Zoomcar Holdings, Inc. Summary Financial Data

Condensed Balance Sheet Data (Unaudited)

(in USD)

As at	December 31, 2025 (Unaudited)	March 31, 2025

Assets
Current assets :
Cash and cash equivalents (Refer Note 27- VIE)	$208,175	$1,077,275
Accounts receivable, net of allowance for credit losses	52,331	200,650
Assets held for sale	230,596	267,293
Prepaid expenses	140,629	1,020,170
Balances with government authorities	-	187,458
Other current assets (Refer Note 27- VIE)	278,187	261,200
Total current assets	$909,918	$3,014,046

Other non-current assets, net of allowance for credit losses	$607,318	705,767

Liabilities and stockholders’ deficit
Current liabilities :
Accounts payable (Refer Note 27- VIE)	$14,806,739	$12,396,147
Accounts payable towards related parties	152,435	152,435
Current maturities of long-term debt	2,260,895	2,851,341
Current portion of operating lease liabilities	310,865	316,756
Finance lease liabilities	1,992,064	3,966,962
Contract liabilities	808,048	471,720
Current portion of pension and other employee obligations (Refer Note 27- VIE)	168,740	152,872
Unsecured notes	697,566	-
Convertible Redeemable note	392,900	-
Unsecured convertible note	6,408,971	6,002,269
Other current liabilities (Refer Note 27- VIE)	1,188,175	3,199,649
Total current liabilities	$29,187,398	$29,510,151
Operating lease liabilities, less current portion	609,617	801,981
Pension and other employee obligations, less current portion	406,423	394,030
Total liabilities	$30,203,438	$30,706,162
Commitments and contingencies (Note 29)
Stockholders’ deficit:
Common stock, $0.0001 par value per share, 250,000,000 shares authorized as of December 31, 2025 and March 31, 2025; 7,151,343 shares and 2,462,418 shares issued and outstanding as of December 31, 2025 and March 31, 2025 respectively	715	246
Additional paid-in capital	309,941,644	305,693,199
Accumulated deficit	(338,894,739)	(333,173,805)
Accumulated other comprehensive income	1,523,667	2,131,522

Total stockholders’ deficit	$(27,428,713)	$(25,348,838)

Total liabilities and stockholders’ deficit	$2,774,725	$5,357,324

Consolidated Statements of Operation Data

(Unaudited)

	Three months ended December 31,		Nine months ended December 31,		Year ended March 31,
	2025	2024	2025	2024	2025	2024
Revenue:
Revenues from services	$2,365,059	$2,448,571	$6,946,494	$6,894,511	$9,024,576	$9,836,434
Other revenues	-	797	18,428	42,739	81,315	60,799
Total revenue	$2,365,059	$2,449,368	$6,964,922	$6,937,250	$9,105,891	$9,897,233

	Three months ended December 31,		Nine months ended December 31,		Year ended March 31,
	2025	2024	2025	2024	2025	2024
Net loss	$(721,472)	$(7,922,063)	$(5,720,934)	$(13,805,617)	$(25,622,303)	$(34,277,252)
Net loss per share *
Basic	$(0.06)	$(71.26)	$(0.53)	$(196.31)	$(51.84)	$(3,839.73)
Diluted	$(0.06)	$(71.26)	$(0.53)	$(196.31)	$(51.84)	$(3,839.73)
Weighted average shares used in computing loss per share: *
Basic	12,237,383	111,175	10,809,458	70,326	494,276	8,927
Diluted	12,237,383	111,175	10,809,458	70,326	494,276	8,927

*	Prior period numbers have been adjusted to reflect the First Reverse Stock Split and the Second Reverse Stock Split of the Common Stock at a ratio of 1-for-100 and 1-for-20, respectively.

Our book value as of December 31, 2025, was approximately $(27.43) million or approximately $(3.84) per share. Book value per share represents our total assets less total liabilities, divided by the number of shares of common stock outstanding as of December 31, 2025.

Our tangible book value as of  December 31, 2025, was approximately $(27.43) million or approximately $(3.84) per share. Tangible book value per share represents our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares of common stock outstanding as of December 31, 2025.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) Except as set forth in the Offer Materials, there are no present or proposed contracts, arrangements, understandings or relationships between the Company and its executive officers, directors or affiliates relating, directly or indirectly, to the Offer to Exchange.

(2) In addition to the requirements of applicable U.S. federal and state securities laws and the rules and regulations of the SEC, the Company expects to seek stockholder approval of the Authorized Share Increase at the annual meeting of stockholders to be held on or prior to the Expiration Date. The Company expects to file with the SEC a preliminary proxy statement and a definitive proxy statement in connection with such meeting. The Offer to Exchange will not be consummated unless and until the Authorized Share Increase has been approved and has become effective.

(3) Not applicable.

(4) Not applicable.

(5) None.

(b) Other Material Information. The information set forth in the Offer Materials is incorporated herein by reference.

Item 12. Exhibits.

The following exhibits are filed as a part of this Schedule TO:

Exhibit	Description
(a)(1)(A)*	Offer to Exchange, as amended and restated, dated April 15, 2026.
(a)(1)(B)*	Form of Letter of Transmittal and Consent (Common Warrants).
(a)(1)(C)*	Form of Letter of Transmittal and Consent (Series A Warrants).
(a)(1)(D)*	Form of Letter of Transmittal and Consent (Series B Warrants).
(a)(1)(E)*	Form of Letter of Transmittal and Consent (Pre-Funded Warrants).
(a)(1)(F)*	Form of Letter of Transmittal and Consent (Bridge Placement Agent Warrants).
(a)(1)(G)*	Form of Letter of Transmittal and Consent (Placement Agent Warrants).
(a)(1)(H)*	Form of Letter of Transmittal and Consent (Series A Placement Agent Warrants).
(a)(1)(I)**	Form of Notice of Withdrawal. (incorporated by reference to Exhibit (a)(1)(I) to the Amendment No.1 Schedule TO filed by Zoomcar Holdings, Inc. with the SEC on January 27, 2026).
(a)(1)(J)**	Form of Letter to Warrant Holders. (incorporated by reference to Exhibit (a)(1)(J) to the Amendment No.1 Schedule TO filed by Zoomcar Holdings, Inc. with the SEC on January 27, 2026).
(a)(1)(K)**	Press Release announcing commencement of the Offer to Exchange (incorporated by reference to Exhibit (a)(1)(K) to the Schedule TO filed by Zoomcar Holdings, Inc. with the SEC on January 23, 2026).
(a)(1)(L)#	Form of Warrant Amendment(s) (if applicable).
(a)(1)(M)**	Form of Lock-Up Agreement (incorporated by reference to Exhibit (a)(1)(M) to the Amendment No.1 Schedule TO filed by Zoomcar Holdings, Inc. with the SEC on January 27, 2026).
(a)(1)(N)**	Form of Letter of Transmittal and Consent (2026 Common Warrants).
(a)(1)(O)*	Press Release announcing extension of the Offer to Exchange, dated April 15, 2026
(d)(1)(A)**	Form of Common Stock Purchase Warrant.
(d)(1)(B)**	Form of Series A Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Zoomcar Holdings, Inc. with the SEC on April 4, 2025).
(d)(1)(C)**	Form of Series B Warrant (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by Zoomcar Holdings, Inc. with the SEC on April 4, 2025).
(d)(1)(D)**	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Zoomcar Holdings, Inc. with the SEC on June 18, 2025).
(d)(1)(E)**	Form of Bridge Placement Agent Warrant. (incorporated by reference to Exhibit (d)(1)(E) to the Amendment No.1 Schedule TO filed by Zoomcar Holdings, Inc. with the SEC on January 27, 2026).
(d)(1)(F)**	Form of Placement Agent Warrant. (incorporated by reference to Exhibit (d)(1)(F) to the Amendment No.1 Schedule TO filed by Zoomcar Holdings, Inc. with the SEC on January 27, 2026).
(d)(1)(G)**	Form of Series A Placement Agent Warrant. (incorporated by reference to Exhibit (d)(1)(G) to the Amendment No.1 Schedule TO filed by Zoomcar Holdings, Inc. with the SEC on January 27, 2026).
(d)(1)(H)**	Form of 2026 Common Stock Purchase Warrant.
(a)(5)(A)**	Part II, Item 8 of the Annual Report on Form 10-K for the year ended March 31, 2025, filed with the SEC on June 30, 2025 and incorporated herein by reference.
(a)(5)(B)**	Part I, Item I of the Quarterly Report on Form 10-Q for the quarter ended December 31, 2025, filed with the SEC on February 17, 2026 and incorporated herein by reference.
107**	Fee Table

*	Filed herewith
**	Previously Filed.
#	To be filed by amendment, if necessary.

Item 13. Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ZOOMCAR HOLDINGS, INC.

Date: April 15, 2026

By:	/s/ Deepankar Tiwari
Name:	Deepankar Tiwari
Title:	Chief Executive Officer